SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RAMIUS IDF LLC
(Name of Issuer)

RAMIUS IDF LLC
(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Thomas W. Strauss

Ramius IDF  LLC

599 Lexington Avenue, 19th Floor

New York, NY  10022

(212) 845-7900

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth Gerstein Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2131

June 29, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:  $400,000 (a)     Amount of Filing Fee: $45.84 (b)

Calculated as the aggregate maximum purchase price for Interests.

Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

ITEM 1.	SUMMARY TERM SHEET.

As stated in the offering documents of Ramius IDF LLC (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender).  The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern time, on July 27, 2012 unless the Offer is extended (the "Expiration Date").  The net asset value of the Interests will be calculated for this purpose as of September 30, 2012 or, if the Offer is extended, approximately 65 days after the Expiration Date (in each case, the "Valuation Date").  The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.  The Fund will review the net asset value calculation of

Interests during the Fund's audit for its fiscal year ending March 31, 2013, which the Fund expects will be completed by the end of May 2013 and the audited net asset value will be used to determine the final amount to be paid for tendered Interests.

Members may tender their entire Interest, a portion of their Interest (defined as a specific dollar value) or a portion of their Interest above the required minimum capital account balance.  If a Member tenders its entire Interest (or a portion of its Interest) and the Fund purchases that Interest, the Fund will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Amended and Restated Limited Liability Company Agreement (the "LLC Agreement")), determined as of the Valuation Date.  The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements).  This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 95% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund (the "Initial Payment") and will be paid to the Member up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.  The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment.  The Contingent Payment will be payable promptly after the completion of the Fund's annual audit.  Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Member.

If a Member tenders a portion of its Interest, the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund.  Payment pursuant to the Note will be made to the Member approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

A Member that tenders for repurchase only a portion of such Member's Interest will be required to maintain a capital account balance of $100,000 or such other amount as is determined by the Board of Managers.

The Fund reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause the Member's capital account in the Fund to have a value less than the required minimum balance.  If the Fund accepts the tender of the Member's entire Interest or a portion of such Member's Interest, the Fund will make payments for Interests it purchases from one or more of the following sources:  cash on hand, the proceeds of the sale of and/or delivery of investment securities held by the Fund, the withdrawals of its capital from investment funds in which it has invested, or by borrowings (which the Fund does not intend to do).

The Offer remains open to Members until 12:00 midnight, Eastern time, on July 27, 2012, the expected Expiration Date.  Until this time, Members have the right to change their minds and withdraw the tenders of their Interests.  Members will also have the right to withdraw tenders of their Interests at any time after August 24, 2012, if their Interest has not yet been accepted for purchase by the Fund.

If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to JD Clark & Company (“JD Clark”) at 2225 Washington Blvd., Suite 300, Ogden, UT 84401, Attention: Katie Brown, Tender Offer Administrator, or (ii) fax it to Katie Brown, Tender Offer Administrator at JD Clark, at (801) 737-8080, so that it is received before 12:00 midnight, Eastern time, on July 27, 2012.  If the Member chooses to fax the Letter of Transmittal, the original Letter of Transmittal, should be mailed to JD Clark promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern time, on July 27, 2012).  Members may obtain the estimated net asset value of their Interests, which the Fund will calculate monthly based upon the information the Fund receives from the managers of the investment funds in which it invests, by contacting Katie Brown, Tender Offer Administrator at JD Clark, at (801) 866-0523 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 5:00 p.m. (Mountain Time).

The Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on July 27, 2012, if certain conditions are met.  Also realize that although the Offer expires on July 27, 2012, a Member that tenders its Interest will remain a Member in the Fund notwithstanding the Fund's acceptance of the Member's Interest for purchase through the Valuation Date.  Accordingly, the value of a tendered interest will remain at risk, until the Valuation Date, because of its investment pursuant to the Fund's investment program.

ITEM 2.	ISSUER INFORMATION.

(a)      The name of the issuer is Ramius IDF LLC.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 599 Lexington Avenue, 19th Floor, New York, NY  10022, and the telephone number is (212) 845-7900.

(b)      The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund.  As of the close of business on May 1, 2012 there was approximately $7 million outstanding in capital of the Fund, represented by Interests (based on the estimated unaudited net asset value of such Interests).  Subject to the conditions set forth in the Offer, the Fund will purchase up to $400,000 of Interests that are tendered by Members and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c)      Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)      The name of the filing person is Ramius IDF LLC.  The Fund's principal executive office is located at 599 Lexington Avenue, 19th Floor, New York, NY  10022, and the telephone number is (212) 845-7900.  The Investment Adviser of the Fund is Ramius Alternative Solutions LLC (the "Adviser").  The principal executive office of the Adviser is located at 599 Lexington Avenue, 19th Floor, New York, NY  10022.  The Fund's Managers are Stephen C. Roussin, Jonas B. Siegel and Thomas W. Strauss.  Their address is Ramius IDF LLC, 599 Lexington Avenue, 19th Floor, New York, NY  10022.

ITEM 4.	TERMS OF THIS TENDER OFFER.

(a)        (1)        Subject to the conditions set forth in the Offer, the Fund will purchase up to $400,000 of Interests that are tendered by Members and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, Eastern time, on July 27, 2012, the Expiration Date, or any later date as corresponds to any extension of the offer.

(ii)        The purchase price of Interests tendered to the Fund for purchase will be their net asset value as of the Valuation Date.

Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance.  Each Member who tenders its entire Interest or a portion thereof that is accepted for purchase will be given a Note promptly after the acceptance of the Member's Interest.  The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements).  This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date.

If a Member tenders its entire Interest, the Note will entitle the Member to receive an Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Interest repurchased by the Fund, determined as of the date of such repurchase.  Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.  The Note will also entitle a Member to receive the Contingent Payment.  The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit.  It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2013, the fiscal year end of the Fund.

If a Member tenders a portion of its Interest the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund.  Payment pursuant to the Note will be made approximately one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

A Member who tenders for repurchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to $100,000, or such other amount as is determined by the Board of Managers.

A copy of:  (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii)       The scheduled expiration date of the Offer is 12:00 midnight, Eastern time, July 27, 2012.

(iv)       Not applicable.

(v)        The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension.  The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on September 30, 2012 if the Offer expires on the Expiration Date or, if the Offer is extended, approximately 65 days after the Expiration Date.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to:  (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi)       A tender of Interests may be withdrawn at any time before 12:00 midnight, Eastern time, July 27, 2012 and, if Interests have not yet been accepted for purchase by the Fund, at any time after August 24, 2012.

(vii)      Members wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal to JD Clark & Company at 2225 Washington Blvd., Suite 300, Ogden, UT 84401, Attention: Katie Brown, Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to JD Clark, at the fax number set forth on page 2 of the Offer.  The completed and executed Letter of Transmittal must be received by JD Clark, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to JD Clark by certified mail, return receipt requested, or by facsimile transmission.  A Member choosing to fax a Letter of Transmittal to JD Clark must also send or deliver the original completed and executed Letter of Transmittal to JD Clark promptly thereafter.

Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(vi).  To be effective, any notice of withdrawal must be timely received by JD Clark & Company at 2225 Washington Blvd., Suite 300, Ogden, UT 84401, Attention: Katie Brown, Tender Offer Administrator or the fax number set forth on page 2 of the Offer.  A form to use to give notice of withdrawal of a tender is available by calling JD Clark at the telephone numbers indicated on page 2 of the Offer.  A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.  However, subsequent to the withdrawal of tendered Interests, Interests may be tendered again prior to the Expiration Date by following the procedures described above.

(viii)      For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

(ix)       If more than $400,000 of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Interests that the Fund is offering to purchase.  In the event the amount of Interests duly tendered exceeds the amount of Interests the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Interests, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Interests duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests.  The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

(x)        The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members who do not tender Interests.  Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Interests are made by new or existing Members on July 1, 2012 and thereafter from time to time.

(xi)       Not applicable.

(xii)      The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund.  Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest.  A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest.  Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances.  A Member that has its entire interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

(b)        To the Fund's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

The Fund's Confidential Memorandum dated September 2011 (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders.  The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members four times each year, effective as of the last day of each calendar quarter.  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between:  (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Interests.  However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)        The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

(b)        Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of July 1, 2012 and on the first day of each month thereafter, or more or less frequently in the sole discretion of the Board of Managers.

(c)        Neither the Fund nor the Adviser nor the Board of Managers has any plans or proposals that relate to or would result in:  (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary investment transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person.  Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A § 229.1006 (c)  are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)      The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $400,000 (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources:  (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and investment assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below.  The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b)        None of the Fund, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer.  However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests, subject to compliance with applicable law.  If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and investment assets held by the Fund.

(c)        Not Applicable.

(d)        Not Applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)        Based on May 1, 2012 estimated values, the following persons that may be deemed to control the Fund, may control a person that controls the Fund, and/or may be controlled by a person controlling the Fund, hold Interests:  American General Life Insurance Company of Delaware Fund #4138 and American General Life Insurance Company of Delaware Fund #4139.

(b)        There have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund, the Adviser or any Manager.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)        (1)         Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:  Audited Financial Statements for the Fiscal Year ended March 31, 2012, previously filed with the SEC on Form N-CSR on June 8, 2012.

(2)        The Fund does not file quarterly unaudited financial statements pursuant to Form 10-Q under the 1934 Act.  The Fund does not have shares, and consequently does not have earnings per share information.

(3)        Not applicable.

(4)        The Fund does not have shares, and consequently does not have book value per share information.

(b)        The Fund's assets will be reduced by the amount of the tendered Interests that are repurchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

A	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ramius IDF LLC

By:	/s/ Thomas W. Strauss
Name: Thomas W. Strauss
Title: Manager

June 29, 2012

EXHIBIT INDEX

EXHIBIT

A	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.